UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
New Horizons Worldwide, Inc.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
645526104
(CUSIP Number)
Donald W. Hughes
Camden Partners Holdings, LLC
500 East Pratt Street
Suite 1200
Baltimore, Maryland 21202
Tel: (410) 878-6800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 2, 2007
(Date of Event which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☑.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	645526104	Page	2	of	16

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Camden Partners Strategic Manager, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,204,335

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,204,335

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,204,335

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	32.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	645526104	Page	3	of	16

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Camden Partners Strategic III, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,204,335

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,204,335

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,204,335

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	32.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	645526104	Page	4	of	16

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Camden Partners Strategic Fund III, L.P

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		4,996,592

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,996,592

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,996,592

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	31.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	645526104	Page	5	of	16

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Camden Partners Strategic Fund III-A, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		207,743

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		207,743

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	207,743

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	645526104	Page	6	of	16

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard M. Berkeley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,204,335

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,204,335

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,204,335

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	32.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	645526104	Page	7	of	16

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Donald W. Hughes

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,204,335

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,204,335

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,204,335

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	32.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	645526104	Page	8	of	16

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard M. Johnston

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,204,335

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,204,335

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,204,335

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	32.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	645526104	Page	9	of	16

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David L. Warnock

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,204,335

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,204,335

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,204,335

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	32.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Page 10 of 16 Pages
This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relating to New Horizons Worldwide, Inc., a Delaware corporation (the “Issuer”), is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Commission on February 9, 2007, as heretofore amended by the Schedule 13D/A filed with the Commission on February 15, 2007 (collectively, the “Schedule 13D”). Capitalized terms used and not defined herein have the same meaning as in the Schedule 13D. Except as provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     Paragraph 6 in Item 3 is hereby deleted and replaced in its entirety by the following:
     On July 2, 2007, pursuant to a Series C Stock and Warrant Purchase Agreement, the Issuer sold certain Series C securities to purchasers (the “Series C Stockholders”), which did not include any of the Reporting Persons. As a result of this issuance, the antidilution provisions of the Issuer’s Series B Preferred caused the conversion price of the Series B Preferred to be reduced and the conversion rate to be increased. As a result, the Series B Preferred held by CPS Fund III became convertible into 4,084,156 shares of Common Stock, and the Series B Preferred held by CPS Fund III-A became convertible into 169,724 shares of Common Stock.
     On July 3, 2007, the Issuer entered into Amendment No. 1 (the “Credit Amendment”) to the Credit Agreement (incorporated herein by reference as Exhibit B hereto). In order to secure waivers from CPS Fund III, CPS Fund III-A and the other lenders party to the Credit Agreement, and to induce these parties to agree to the Credit Amendment, and in order to satisfy certain anti-dilution adjustments set forth in the Issuer’s Series A Warrants and Series B Warrants issued pursuant to the Credit Agreement, among other things (i) the Series A Warrants and the Series B Warrants were amended and restated to reduce the price at which such warrants can be exercised (the “Amended and Restated Series A-1 Warrants” and the “Amended and Restated Series B-1 Warrants,” respectively), (ii) the Issuer issued to CPS Fund III Series A-2 Warrants of the Issuer (“Series A-2 Warrants”) to purchase up to 236,240 shares of Common Stock and Series B-2 Warrants of the Issuer (“Series B-2 Warrants”) to purchase up to 36,196 shares of Common Stock and (iii) the Issuer issued to CPS Fund III-A Series A-2 Warrants to purchase up to 9,843 shares of Common Stock and Series B-2 Warrants to purchase up to 1,509 shares of Common Stock. Forms of the Amended and Restated Series A-1 Warrants, Amended and Restated Series B-1 Warrants, Series A-2 Warrants and Series B-2 Warrants are incorporated herein by reference as Exhibits C, D, E and F hereto.
     The Series B Preferred, the Amended and Restated Series A-1 Warrants, the Amended and Restated Series B-1 Warrants, the Series A-2 Warrants and the Series B-2 Warrants held by CPS Fund III and CPS Fund III-A are hereinafter referred to collectively as the “Securities.”
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     Items 5(a-b) are hereby deleted and replaced in their entirety by the following:

Page 11 of 16 Pages
     (a)-(b) CPS Fund III is the record owner of 167,723 shares of Series B Preferred, which are convertible, at the option of CPS Fund III at any time, into 4,084,156 shares of Common Stock as of the date hereof. Shares of Series B Preferred may be convertible into a greater number of shares of Common Stock in the future, depending on the occurrence of certain events outlined in the Charter. CPS Fund III is the record owner of Series A-1 Warrants to purchase up to 480,000 shares of Common Stock, which are exercisable at the option of CPS Fund III for an exercise price of $0.90 per share until July 19, 2011. CPS Fund III is the record owner of Series B-1 Warrants to purchase up to 160,000 shares of Common Stock, which are exercisable at the option of CPS Fund III until July 19, 2011 for an exercise price of $0.90 per share. CPS Fund III is the record owner of Series A-2 Warrants to purchase up to 236,240 shares of Common Stock, which are exercisable at the option of CPS Fund II for an exercise price of $0.90 per share until July 2, 2012. CPS Fund III is the record owner of Series B-2 Warrants to purchase up to 36,196 shares of Common Stock, which are exercisable at the option of CPS Fund II for an exercise price of $0.90 per share until July 2, 2012. The exercise prices of the Series A-1 Warrants, Series B-1 Warrants, Series A-2 Warrants and Series B-2 Warrants are subject to adjustment and Series B-1 Warrants, Series A-2 Warrants and the Series B-2 Warrants are subject to cancellation as further described in the forms of such warrants, incorporated by reference herein as Exhibits C, D, E and F.
     CPS Fund III-A is the record owner of 6,970 shares of Series B Preferred, which are convertible, at the option of CPS Fund III-A at any time, into 169,724 shares of Common Stock as of the date hereof. Shares of Series B Preferred may be convertible into a greater number of shares of Common Stock in the future, depending on the occurrence of certain events, which are outlined in the Charter. CPS Fund III-A is the record owner of Series A-1 Warrants to purchase up to 20,000 shares of Common Stock, which are exercisable at the option of CPS Fund III-A for an exercise price of $0.90 per share until July 19, 2011. CPS Fund III-A is the record owner of Series B-1 Warrants to purchase up to 6,667 shares of Common Stock, which are exercisable at the option of CPS Fund III-A until July 19, 2011 for an exercise price of $0.90 per share. CPS Fund III-A is the record owner of Series A-2 Warrants to purchase up to 9,843 shares of Common Stock, which are exercisable at the option of CPS Fund II for an exercise price of $0.90 per share until July 2, 2012. CPS Fund III-A is the record owner of Series B-2 Warrants to purchase up to 1,509 shares of Common Stock, which are exercisable at the option of CPS Fund II for an exercise price of $0.90 per share until July 2, 2012. The exercise prices of the Series A-1 Warrants, Series B-1 Warrants, Series A-2 Warrants and Series B-2 Warrants are subject to adjustment and the Series B-1 Warrants, Series A-2 Warrants and Series B-2 Warrants are subject to cancellation as further described in the forms of such warrants, incorporated by reference herein as Exhibits C, D, E and F.
     Pursuant to the limited partnership agreements of CPS Fund III and CPS Fund III-A, each dated December 16, 2004, their partners agreed that any securities that are acquired by both CPS Fund III and CPS Fund III-A shall be sold or otherwise disposed of at substantially the same time, on substantially the same terms and in amounts proportionate to the size of each of their investments. As a consequence, CPS Fund III and CPS Fund III-A may be deemed to be members of a group pursuant to Rule 13d-5(b)(1) of the Act. CPS III, CSPM, and Messrs.

Page 12 of 16 Pages
Berkeley, Hughes, Johnston and Warnock each disclaims membership in the aforementioned group.
     Because of their relationship as affiliated entities, both CPS Fund III and CPS Fund III-A may be deemed to own beneficially the Securities held by the other. As the general partner of CPS Fund III and CPS Fund III-A, CPS III may be deemed to own beneficially the Securities held by CPS Fund III and CPS Fund III-A. As managing member of CPS III, CPSM, may be deemed to own beneficially the Securities held by CPS Fund III and CPS Fund III-A. As managing members of CPSM, each of Messrs. Berkeley, Hughes, Johnston and Warnock may be deemed to own beneficially the Securities held by CPS Fund III and CPS Fund III-A. In addition, each of Mr. Warnock and Mr. Hughes is a director of the Issuer. On September 21, 2007, the Issuer issued each of Messrs. Hughes and Warnock 14,705 shares of Common Stock as compensation for service as directors of the Issuer. Messrs. Hughes and Warnock each assigned these shares to Camden Partners Holdings, LLC, a Delaware limited liability company and affiliate of the Reporting Persons, which provides management services to CPS Fund III, CPS Fund III-A, CPS III and CPSM. These 29,410 shares of Common Stock are not included in the shares reported in this Amendment No. 2.
     CPS Fund III disclaims beneficial ownership of the shares of the Securities not held directly by it. CPS Fund III-A disclaims beneficial ownership of the shares of the Securities not held directly by it. CPS III, CPSM and Messrs. Berkeley, Hughes, Johnston, and Warnock each disclaim beneficial ownership of the Securities, except to the extent of their pecuniary interest therein.
     Each of the Reporting Persons may be deemed to own beneficially 32.4% of the Issuer’s Common Stock, which percentage is calculated based upon 10,872,489 shares of Common Stock disclosed as issued and outstanding by the Issuer in the Issuer’s Form 10-Q filed on November 13, 2007.
     As of July 2, 2007, each of the Reporting Persons had power to vote or dispose of the shares of Common Stock of the Issuer as follows:

	Shares					Shared
	Beneficially		Sole Voting	Shared Voting	Sole Dispositive	Dispositive
Stockholder	Owned	Percentage	Power	Power	Power	Power
CPS III	5,204,335	32.4%	0	5,204,335	0	5,204,335
CPSM	5,204,335	32.4%	0	5,204,335	0	5,204,335
CPS Fund III	4,996,592 (1)	31.1%	4,996,592	0	4,996,592	0
CPS Fund III-A	207,743 (2)	1.3%	207,743	0	207,743	0
Richard M. Berkeley	5,204,335	32.4%	0	5,204,335	0	5,204,335
Donald W. Hughes	5,204,335	32.4%	0	5,204,335	0	5,204,335
Richard M. Johnston	5,204,335	32.4%	0	5,204,335	0	5,204,335
David L. Warnock	5,204,335	32.4%	0	5,204,335	0	5,204,335

(1)	Excludes 6,970 shares of Series B Preferred and Series A-1 Warrants, Series B-1 Warrants, Series A-2 Warrants and Series B-2 Warrants to purchase up to 38,019 shares of Common Stock owned by CPS Fund III-A, an affiliate of CPS Fund III, but as to which CPS Fund III disclaims beneficial ownership, except to the extent of its pecuniary interest therein.

(2)	Excludes 167,723 shares of Series B Preferred and Series A-1 Warrants, Series B-1 Warrants, Series A-2 Warrants and Series B-2 Warrants to purchase up to 912,436 shares of Common Stock owned by CPS Fund III, an affiliate of CPS Fund III-A, but as to which CPS Fund III-A disclaims beneficial ownership, except to the extent of its pecuniary interest therein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER

Page 13 of 16 Pages
     Paragraphs 3 and 4 in Item 6 are hereby deleted and replaced in their entirety by the following:
     On July 3, 2007, the Issuer entered into a Second Amended and Restated Stockholders’ Agreement (incorporated by reference herein as Exhibit G hereto, the “Second Amended Stockholders’ Agreement”) with CPS Fund III and CPS Fund III-A, the Series C Stockholders and the holders of warrants of the Issuer (the “Warrant Holders”). Pursuant to the Second Amended Stockholders’ Agreement, CPS Fund III and CPS Fund III-A are entitled to elect three directors to the Board of Directors of the Issuer (the “Series B Preferred Directors”). The Second Amended Stockholders’ Agreement provides that the Series B Preferred Directors are initially Donald Hughes, David L. Warnock and Alwaleed Aldryann. Pursuant to the Second Amended Stockholders’ Agreement, the Series C Stockholders are entitled to elect two directors to the Issuer’s Board of Directors. All other directors of the Issuer are to be elected by the holders of Common Shares, CPS Fund III and CPS Fund III-A, and the Series C Stockholders voting as a single class, on an as-converted basis. Additionally, CPS Fund III and CPS Fund III-A and the Series C Stockholders are required to vote all of their shares in favor of the directors proposed by the Board of Directors’ Governance Committee. The Second Amended Stockholders’ Agreement also provides that so long as CPS Fund III and CPS Fund III-A A hold at least 25% of the shares of Series B Preferred, they will have board observation rights.
     On July 3, 2007, the Issuer entered into a Second Amended and Restated Registration Rights Agreement (incorporated herein by reference as Exhibit H hereto, the “Second Amended Registration Rights Agreement”), with CPS Fund III, CPS Fund III-A, Alkhaleej Training and Education Corporation and the Warrant Holders, pursuant to which the Issuer agreed, among other things, in certain circumstances to register for resale the shares of Common Stock issuable upon conversion of the Series B Preferred and exercise of the Amended and Restated Series A-1 Warrants, Amended and Restated Series B-1 Warrants, Series A-2 Warrants, Series B-2 Warrants and Series C Warrants.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
     The following exhibits are filed herewith:
     Exhibit A — Agreement regarding filing of joint Schedule 13D/A (attached).
     Exhibit B — Amendment No. 1 to the Credit Agreement dated as of July 3, 2007, by and among the Issuer, Camden Partners Strategic III, LLC and the Lenders. (previously filed as Exhibit 10.3 to Form 8-K filed by the Issuer on July 6, 2007, incorporated herein by reference).
     Exhibit C — Form of Amended and Restated Series A-1 Warrants (previously filed as Exhibit 10.4 to Form 8-K filed by the Issuer on July 6, 2007, incorporated herein by reference).
     Exhibit D — Form of Amended and Restated Series B-1 Warrants (previously filed as Exhibit 10.5 to Form 8-K filed by the Issuer on July 6, 2007, incorporated herein by reference).

Page 14 of 16 Pages
     Exhibit E — Form of Amended and Restated Series A-2 Warrants (previously filed as Exhibit 10.6 to Form 8-K filed by the Issuer on July 6, 2007, incorporated herein by reference).
     Exhibit F — Form of Amended and Restated Series B-2 Warrants (previously filed as Exhibit 10.7 to Form 8-K filed by the Issuer on July 6, 2007, incorporated herein by reference).
     Exhibit G — Second Amended and Restated Stockholders’ Agreement, dated July 3, 2007, by and among CPS Fund III and CPS Fund III-A, the Series C Stockholders and the Warrant Holders (previously filed as Exhibit 10.8 to Form 8-K filed by the Issuer on July 6, 2007, incorporated herein by reference).
     Exhibit H — Second Amended and Restated Registration Rights Agreement, dated July 3, 2007, by and among CPS Fund III, CPS Fund III-A, Alkhaleej Training and Education Corporation and the Warrant Holders (previously filed as Exhibit 10.9 to Form 8-K filed by the Issuer on July 6, 2007, incorporated herein by reference.
     Exhibit I — Power of Attorney for David L. Warnock (previously filed as Exhibit 2 to Schedule 13D/A file by the Reporting Persons with respect to Concorde Career Colleges, Inc. on February 25, 2003, incorporated herein by reference).
     Exhibit J — Power of Attorney for Richard M. Johnston (previously filed as Exhibit 3 to Schedule 13G file by the Reporting Persons with respect to Pharmanetics, Inc. on May 12, 2003, incorporated herein by reference).
     Exhibit K — Power of Attorney for Richard M. Berkeley (previously filed as Exhibit 4 to Schedule 13G file by the Reporting Persons with respect to Pharmanetics, Inc. on May 12, 2003, incorporated herein by reference).

Page 15 of 16 Pages
SIGNATURE
     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: February 14, 2008

CAMDEN PARTNERS STRATEGIC FUND III, L.P.

By:	Camden Partners Strategic III, LLC,
its General Partner

By:	Camden Partners Strategic Manager, LLC,
its Managing Member

By:	/s/ Donald W. Hughes
Name:	Donald W. Hughes
Title:	Managing Member

CAMDEN PARTNERS STRATEGIC FUND III-A, L.P.

By:	Camden Partners Strategic III, LLC,
its General Partner

By:	Camden Partners Strategic Manager, LLC,
its Managing Member

By:	/s/ Donald W. Hughes
Name:	Donald W. Hughes
Title:	Managing Member

Page 16 of 16 Pages

CAMDEN PARTNERS STRATEGIC III, LLC

By:	Camden Partners Strategic Manager, LLC,
its Managing Member

By:	/s/ Donald W. Hughes
Name:	Donald W. Hughes
Title:	Managing Member

CAMDEN PARTNERS STRATEGIC MANAGER, LLC,

By:	/s/ Donald W. Hughes
Name:	Donald W. Hughes
Title:	Managing Member

/s/Donald W. Hughes

Donald W. Hughes, an Individual

/s/ Donald W. Hughes, Attorney-in-Fact

Richard M. Johnston, an Individual

/s/ Donald W. Hughes, Attorney-in-Fact

David L. Warnock, an Individual

/s/ Donald W. Hughes, Attorney-in-Fact

Richard M. Berkeley, an Individual